UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On January 3, 2025, the Company entered into an At Market Issuance Sales Agreement (the “Sales Agreement”; the program under the Sales Agreement, the “ATM program”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (the “sales agents”).

On January 3, 2025, the Company filed a prospectus supplement (the “Prospectus Supplement”) to register the offer, sale and issuance of up to an aggregate of US$1,000,000,000 of the Class A ordinary shares (the “Shares”) in accordance with the Sales Agreement, under the Securities Act of 1933, as amended and pursuant to the Company’s registration statement on Form F-3 (File No. 333-283732), which was declared effective by the Securities and Exchange Commission on December 18, 2024. The timing and extent of the use of the ATM Program will be at the discretion of the Company.

Pursuant to the Sales Agreement, the sales agents may sell the Shares by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. The sales agents will use commercially reasonable efforts consistent with their normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market to sell the Shares from time to time, based upon instructions from the Company.

The foregoing summary of the Sales Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Sales Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

A copy of the opinion of Ogier, Cayman counsel to the Company, relating to the validity of the Shares to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

As of January 2, 2025, 192,499,656 ordinary shares of the Company were issued and outstanding, including 144,099,734 Class A ordinary shares and 48,399,922 Class V ordinary shares.

EXHIBITS

Exhibit No.	Description

1.1†
At Market Issuance Sales Agreement, dated January 3, 2025, by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC

5.1	Opinion of Ogier relating to the Class A ordinary shares
† Schedules and certain portions of the exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chairman of the Board and Chief Executive Officer

Date: January 3, 2025